SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Mediware Information Systems, Inc.
(Name of Issuer)

Common Stock, par value $.10 per share
(Title of Class of Securities)

584946107
(CUSIP Number)

Mr. Lawrence E. Auriana
145 East 45th Street
New York, NY 10012
(212) 922-2999
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 584946107

1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Lawrence E. Auriana

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                          (a)  [  ]
                          (b)  [X]

3)  SEC USE ONLY

4)  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      PF

5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.
NUMBER OF SHARES	7) SOLE VOTING POWER	2,270,225
BENEFICIALLY OWNED	8) SHARED VOTING POWER	None
BY EACH REPORTING	9) SOLE DISPOSITIVE POWER	2,270,225
PERSON WITH	10) SHARED DISPOSITIVE POWER	None

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,270,225

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES.
      (SEE INSTRUCTIONS) [  ]

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       30.4%

14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
       IN

Lawrence E. Auriana hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 16, 1991, as amended by Amendment No. 1 filed with the SEC on July 10, 1996, by Amendment No. 2 filed with the SEC on January 6, 2000, by Amendment No. 3 filed with the SEC on January 22, 2001, by Amendment No. 4 filed with the SEC on February 8, 2002 and as further amended by Amendment No. 5 filed with the SEC on February 7, 2003 and as further amended by Amendment No. 6 filed with the SEC on July 22, 2003 (the "Schedule") as follows:

This Schedule relates to the common stock, par value $.10 per share ("Common Stock"), of Mediware Information Systems, Inc., a New York corporation.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule is hereby supplemented by inserting the following text as the last paragraph thereof:

"The purchase of the 5,000 shares of Common Stock that is the subject of Amendment
No. 7 to the Schedule were paid for with Mr. Auriana's personal funds."

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"Mr. Auriana beneficially owns (as defined by Rule 13d-3 under the Securities
Exchange Act of 1934, as amended) 2,270,225 shares, or 30.4% of the shares of
Common Stock outstanding as of November 4, 2003. 93,200 of such shares are issuable pursuant to presently exercisable options under the Company's stock option plans."

Item 5(b) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"Mr. Auriana has sole voting and dispositive power over 2,270,225 shares of
Common Stock."

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

"The following chart sets forth information concerning acquisitions of shares of Common Stock by Mr. Auriana during the past sixty (60) days:

Date of Acquisition	Number of Shares Acquired	Price
October 28, 2003	1,900	$14.10
October 28, 2003	1,000	$14.07
October 28, 2003	2,100	$14.00

All such shares were purchased in open market transactions."

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lawrence E. Auriana Lawrence E. Auriana

Date: November 7, 2003